EXHIBIT D-3

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2010 on Form 18-K filed with the SEC on October 3, 2011, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2010, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2010.

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but began to recover in the last quarter of 2009. Turkey’s GDP increased by 11.6% in the first quarter of 2011, by 8.8% in the second quarter of 2011 and by 8.2% in the third quarter of 2011 as compared to the same respective quarters of 2010. See “Recent Developments — Key Economic Indicators”. Since 2003, the Republic has maintained fiscal discipline, as evidenced by the fact that the Republic’s debt ratios have been below the Maastricht criteria since 2004. In addition to prudent fiscal policies, the Republic’s strong banking sector was an important underlying factor in maintaining a healthy fiscal position. Although many countries had intervened in and supported their respective banking sector with government financing, there was no need to take any such measures in Turkey due to the nature of banking regulations implemented before the global financial crisis. Considering these developments, the recent turmoil in the EU sovereign debt market has not had any material impact on the Republic’s public finances or economy due to the Republic’s strong fiscal balance, low debt to GDP ratio and strong banking sector. However, as the EU sovereign debt crisis has spread beyond the euro zone periphery to larger economies, such as Italy, growth in the countries comprising the euro zone has significantly decreased, especially in Germany, Turkey’s largest export partner. Additionally, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong economic and political ties between the Republic and the EU, any material deterioration in the EU economy or any material deterioration in market conditions due to the uncertainties arising from problems in the EU could have negative effects on the Republic’s economy or assets. From January 3, 2011 to December 28, 2011, the Istanbul Stock Exchange National 100 Index fell 23.75%.

Since January 2011, there have been varying degrees of political instability and public protests within certain Middle Eastern and Northern African countries, including (without limitation) Bahrain, Egypt, Iran, Libya, Syria and Tunisia. As a result of the unrest in Syria, thousands of Syrian refugees have fled to Turkey and more can be expected to cross the Turkish-Syrian border if the unrest in Syria escalates. Although such instances of instability have not so far materially affected Turkey’s financial or political situation, there can be no assurance that such instability will not escalate in the future, that such instability will not spread to additional countries in the Middle East or North Africa, that governments in the Middle East and North Africa will be successful in maintaining domestic order and stability or that Turkey’s financial or political situation will not thereby be affected. In addition, the significant increase in the price of oil that reflects increased instability in the Middle East and North Africa could have an adverse effect on the Turkish economy.

On February 11, 2011, the Executive Board of the International Monetary Fund (“IMF”) concluded the Second Post-Program Monitoring Discussions with Turkey. The Executive Board welcomed the strong recovery of the Turkish economy during 2010, with output exceeding its pre-crisis level and unemployment moderating significantly, but noted the sharply widening current account deficit. The Executive Board stated that Turkey’s main challenge is determining the right policy mix in the face of vulnerabilities arising from excessive domestic demand and volatile short-term capital flows. The Executive Board recognized that Turkey’s favorable near-term growth prospects and healthy balance sheets would likely continue to attract capital inflows, but also noted that predominantly short-term capital inflows have increased the Republic’s exposure to capital flow reversal and associated repricing risks. The Executive Board welcomed Turkey’s increased focus on systemic financial-sector risk and a moderate tightening of macroprudential measures. A number of Executive Board directors, however, called for further action in these areas. The Executive Board also encouraged progress on structural reforms to enhance competitiveness and resilience to capital inflows.

Between March 16, 2011 and April 5, 2011, an IMF mission visited Turkey for the Financial Sector Assessment Program (“FSAP”) update. FSAP assessments include a financial stability assessment, which is the responsibility of the IMF, and a financial development assessment, which is the responsibility of the World Bank. As of the date of this Prospectus Supplement, the IMF has not published an updated Financial System Stability Assessment for Turkey.

On September 6, 2011, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. The IMF mission concluded its review on November 30, 2011, and published its staff report on January 27, 2012. The staff noted that Turkey entered the global economic crisis with stronger private and public sector balance sheets than many other countries in the region, due to institutional reforms and improved policy frameworks adopted earlier in the decade. The staff also noted that a deft macroeconomic and financial policy response during the global economic crisis enhanced policy credibility. However, an inadequate policy response to renewed capital flows caused growth to revert to its previous unbalanced path, and an overvalued real exchange rate and abundant external financing caused demand to become skewed toward imports resulting in the current account deficit widening sharply. The staff report commented on various other economic developments and policies in Turkey, including recommending structural reforms to prevent the emergence of a negative output gap as the current account is corrected.

The Undersecretariat of the Turkish Treasury, together with the World Bank, launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS ended June 30, 2011 and was designed to provide Turkey with financial and technical support over the 2008-2011 period. The 2008-2011 CPS package initially envisaged total financial support of $8.1 billion and consisted of both investment and program loans. Under the 2008-2011 CPS program, a total of approximately $7.64 billion worth of agreements were signed. Negotiations between the Undersecretariat of the Turkish Treasury and the World Bank in respect of a new CPS program for the 2012-2015 period are ongoing, and as of the date of this Prospectus Supplement, additional financing in the amount of $500 million (consisting of €183,600,000 and $235,000,000) has been approved for the Private Sector Renewable Energy and Energy Efficiency Project. The following table sets forth the program and investment loans approved under the CPS program during 2011.

LOANS FROM WORLD BANK 2011

Program Loans	Original Amount	USD Equivalent	Board Approval Date	Loan Agreement Date
Second Restoring Equitable Growth and Employment (REGE) DPL 2	€506,100,000	$700,000,000	May 5, 2011	May 27, 2011

Investment Loans	Original Amount	USD Equivalent	Board Approval Date	Loan Agreement Date
Additional Loan for the Fourth Export Intermediation Project	€87,800,000	$120,000,000	March 17, 2011	April 5, 2011
	$180,000,000	$180,000,000	March 17, 2011	April 5, 2011
İstanbul Seismic Risk Mitigation and Emergency Preparedness Project	€109,800,000	$150,000,000	April 21, 2011	August 4, 2011
Additional Financing for Private Sector Renewable Energy and Energy Efficiency Project	€183,600,000 and $235,000,000	$500,000,000	November 22, 2011	December 5, 2011

On June 24, 2011, the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. Although the FATF acknowledged that Turkey has taken steps towards improving its AML/CFT regime (including its work on AML/CFT legislation) and Turkey’s high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies, the FATF stated that Turkey has not made sufficient progress in implementing its action plan and certain strategic AML/CFT deficiencies remain. The FATF encouraged Turkey to address its remaining deficiencies and continue implementing its action plan.

The Council of Ministers is authorized to determine investment contribution rates for each province group, not to exceed 25%, and large scale investments exceeding TL50 million, not to exceed 45%; and to apply a reduction of up to 90% to corporate income tax rates (2009/15199 CoM decree). In 2011, pursuant to Law No. 6111, these upper limits were increased to 55% and 65%, respectively. The Council of Ministers, accepted these rate limits by decree (2011/1597 CoM Decree).

On October 13, 2011, the Ministry of Finance announced an increase in the special consumption taxes (“SCT”) on alcoholic beverages, tobacco products, mobile phones and non-electric passenger cars with engines larger than 1.6 liters. The changes in such SCT rates were published in the Official Gazette on October 13, 2011 (No. 28083).

The Van province in the eastern part of Turkey experienced earthquakes on October 23, 2011 and November 9, 2011. According to official sources, casualties amounted to 604 and 40, respectively, in the earthquakes. According to Turkish Prime Ministry Disaster and Emergency Management Presidency, the government of Turkey has contributed approximately $22,138,586 in financial aid to the Van province towards support relief efforts.

POLITICAL CONDITIONS

The Republic has a parliamentary form of government. The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of February 8, 2012.

Political Party	Number of Seats
Justice and Development Party (AKP)	326
Republican People’s Party (CHP)	135
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	29
Independents	6
Participatory Democracy Party (KADEP)	1

Source: The Grand National Assembly of Turkey

KEY ECONOMIC INDICATORS

The following tables set forth increases or decreases in GDP (at constant prices) for the periods indicated:

GDP Growth Rates	Q1	Q2	Q3	Q4	Annual
2011	11.6%	8.8%	8.2%	—	—

		Sector Share (%)
Kind of Economic Activity		2010	2011 Q1	2011 Q2	2011 Q3
1.	Agriculture, hunting and forestry	9.2	4.1	7.1	15.2
2.	Fishing	0.3	0.3	0.2	0.1
3.	Mining and quarrying	0.8	0.7	0.7	0.8
4.	Manufacturing	24.2	25.9	25.6	21.8
5.	Electricity, gas and water supply	2.1	1.8	2.0	2.0
6.	Construction	5.6	5.8	6.0	5.5
7.	Wholesale and retail trade	12.7	13.8	13.7	12.0
8.	Hotels and Restaurants	1.9	1.4	1.4	2.9
9.	Transport, storage and communication	14.6	15.2	15.2	14.0
10.	Financial intermediation	11.9	12.1	11.6	11.8
11.	Ownership and dwelling	4.8	4.9	4.6	4.2
12.	Real Estate, renting and business activities	3.7	4.6	3.4	2.7
13.	Public administration and defence; compulsory social security	3.0	3.1	2.8	2.8
14.	Education	1.9	2.2	2.0	1.6
15.	Health and social work	1.2	1.4	1.2	1.1
16.	Other community, social and personnel service activities	1.5	1.7	1.4	1.2
17.	Private household with employed persons	0.2	0.2	0.1	0.1
18.	Sectoral Total	99.5	99.2	99.0	99.8
19.	Financial intermediation services indirectly measured	7.9	8.2	7.8	7.9
20.	Taxes-Subsidies	8.4	9.0	8.8	8.2
21.	GDP (In purchasers’ value)	100.0	100.0	100.0	100.0

Source: TURKSTAT

•	For the month of January 2012, CPI increased by 0.56% and PPI increased by 0.38% as compared to the previous month.

•

The Republic’s CPI and PPI increased by 10.61% and 11.13%, respectively, in January 2012 as compared to the same month of the previous year. The Republic’s CPI and PPI were 10.45% and 13.33%, respectively, in 2011.

•

The Central Bank announced the annual inflation target rates for 2012 and 2013 as 5%. The target for 2010 was 6.5% and the target for 2011 is 5.5%. The Central Bank announced that the uncertainty band for 2011 is 2 percentage points in both directions around the annual inflation target rate and that the quarterly inflation path is consistent with the year-end target rate. The following table sets forth the quarterly inflation path and uncertainty band for 2011:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2011:

	March	June	September	December
Uncertainty Band (Upper Limit)	7.5	7.5	7.5	7.5
Path Consistent with the Target	5.5	5.5	5.5	5.5
Uncertainty Band (Lower Limit)	3.5	3.5	3.5	3.5

Source: Central Bank

•	On February 8, 2012, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.7379 per U.S. dollar, compared to an exchange buying rate of TL1.5760 per U.S. dollar on February 8, 2011.

•	On January 24, 2012, the Government offered an interest rate of 10.28% for its 24-month Government Bond, compared to an interest rate of 8.10% for its 20-month Government Bond on February 1, 2011.

•	The industrial production index increased by 3.7% in December 2011 compared to December 2010 (year on year).

•	The following table indicates unemployment figures for 2011:

2011	Unemployment Rate	Number of Unemployed
January	11.9%	3,044,000
February	11.5%	2,964,000
March	10.8%	2,816,000
April	9.9%	2,637,000
May	9.4%	2,550,000
June	9.2%	2,537,000
July	9.1%	2,509,000
August	9.2%	2,521,000
September	8.8%	2,398,000
November	9.1%	2,454,000

Source: TURKSTAT

•

On December 29, 2011 it was announced that the minimum wage for both private and public sector workers would increase by 5.91% in the first half of 2012 and by 6.09% in the second half of 2012. The implementation of prudent policies in public finance and the banking sector, as explained above under the heading “General”, created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2012 in accordance with then-existing contractual obligations.

•

According to the Medium Term Program (defined below) that the Government unveiled on October 13, 2011, year-end CPI is expected to be 5.2%, 5.0% and 5.0% for 2012, 2013 and 2014, respectively. According to the medium term program covering the 2011-2013 period announced on October 11, 2010, the year-end CPI is expected to be 5.3% for 2011.

•

As of January 31, 2012, the one-week repo auction rate of the Central Bank was 5.75%, the Central Bank overnight borrowing interest rate was 5.00% and the Central Bank overnight lending interest rate was 12.50%. The Central Bank’s Monetary Policy Committee (the “MPC”) noted on January 31, 2012 that annual inflation is expected to stay at high levels in the short-term due to accumulated price increases that occurred during the final quarter of 2011. In order to prevent any potential second round effects, the Central Bank has tightened its monetary policy since October. The MPC has indicated that the inflation outlook for the end of 2012 is consistent with the 5.0% target.

TOURISM

•

In December 2011, the number of foreign visitors visiting the Republic increased approximately 2.47% to 1,194,729 as compared to the same month of 2010. According to the balance of payments presentation tourism revenues decreased 1.00% in the fourth quarter of 2011 compared to the same period in the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In November 2011, the trade balance (according to the balance of payments presentation) posted a deficit of $6.25 billion as compared to a deficit of $6.51 billion in the same period in 2010. In December 2011, total goods imported (c.i.f.)1, including gold imports, increased by 0.2% to approximately $20.59 billion, as compared to approximately $20.55 billion during the same period of 2010. In December 2011, the import of capital goods, which are used in the production of physical capital, decreased by approximately 7.39% over the same period in 2010; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 4.63% over the same period in 2010 and consumption goods decreased by approximately 11.4% over the same period of 2010. In December 2011 total goods exported (f.o.b.)2, increased by 5.6% to approximately $12.48 billion, as compared to approximately $11.82 billion during the same period of 2010. In November 2011, the current account produced a deficit of approximately $5.18 billion, as compared to a deficit of approximately $5.97 billion in the same period of 2010. According to the Republic’s medium term program covering the 2012-2014 period announced on October 13, 2011, the current account deficit is projected to be $71.7 billion in 2011. In the period January-November 2011, the current account deficit was $70.24 billion.

As of January 27, 2012, total gross international reserves of the Central Bank were approximately $86.42 billion (compared to $87.6 billion as of January 28, 2011), gold reserves were approximately $10.09 billion (compared to $5.26 billion as of January 28, 2011) and the Central Bank gross foreign exchange reserves were approximately $76.32 billion (compared to approximately $82.33 billion as of January 28, 2011).

As of January 27, 2012, the Central Bank held approximately TL4.46 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

•

From January to December 2011, the central government consolidated budget expenditures were approximately TL313.3 billion and central government consolidated budget revenues were approximately TL295.9 billion, compared to a central government consolidated budget expenditure of approximately TL294.3 billion and a consolidated budget revenue of TL254.2 billion during the same period in 2010.

•

From January to December 2011, the central government consolidated budget deficit was approximately TL17.43 billion, compared to a central government consolidated budget deficit of TL40.0 billion during the same period in 2010.

•

From January to December 2011, the central government consolidated budget primary surplus reached approximately TL24.8 billion, compared to the central government consolidated budget primary surplus of TL8.21 billion during the same period in 2010.

•

In December 2011, the central government consolidated budget expenditures were approximately TL50.0 billion and central government consolidated budget revenues were approximately TL23.1 billion, compared to a central government consolidated budget expenditure of approximately TL38.5 billion and a central government consolidated budget revenue of TL21.9 billion during the same month of 2010.

•

In December 2011, the central government consolidated budget deficit was approximately TL17.9 billion, compared to a central government consolidated budget deficit of TL16.5 billion during the same month of 2010.

[1]

c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

•

In December 2011, the central government consolidated budget primary balance produced a deficit of approximately TL16.7, compared to the central government consolidated budget primary deficit of TL14.7 billion during the same month of 2010.

•	The following table sets forth the details of the central government budget for the twelve months of 2011.

Central Government Budget (Thousand TL)	January - December 2011 (cumulative)	December 2011
Expenditures	313,301,823	40,974,036
1-Excluding Interest	271,089,780	39,748,228
Personnel	72,903,830	4,749,912
Social Security Contributions	12,847,390	1,271,414
Purchase of Goods and Services	32,448,069	6,359,425
Current Transfers	110,075,150	13,152,885
Capital Expenditures	30,696,938	9,943,306
Capital Transfers	6,737,473	3,091,682
Lending	5,380,930	1,179,604
Contingencies	0	0
2-Interest	42,212,043	1,225,808
Revenues	295,862,436	23,095,783
1-General Budget Revenues	286,376,776	22,075,931
Taxes	253,765,370	19,658,948
Property Income	9,054,189	631,441
Grants and Aids and Special Revenues	1,276,186	110,861
Interest, Shares and Fines	19,492,241	1,561,717
Capital Revenues	2,453,521	35,698
Receivable Collections	335,269	77,266
2-Special Budget Institutions	7,390,186	930,271
3-Regularity & Supervisory Institutions	2,095,474	89,581
Budget Balance	-17,439,387	-17,878,253
Primary Balance	24,772,656	-16,652,445

Source: Ministry of Finance

On October 13, 2011, the Government announced a medium term program that covers the period between 2012 and 2014 (the “Medium Term Program’’). Under this framework, targets for medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, central government budget deficit to GDP, etc.) were announced. With this program, the Government announced that GDP is expected to grow by 4.0% in 2012, 5.0% in 2013 and 5.0% in 2014. The primary surplus to GDP ratio is expected to gradually increase to 1.5% by 2014. In addition, the central government budget deficit to GDP ratio is expected to be 1.5% in 2012, 1.4% in 2013 and 1.0% in 2014. The current account deficit to GDP ratio is expected to be 8.0% in 2012, 7.5% in 2013 and 7.0% in 2014. The Government also indicated that the unemployment rate is expected to decline to 9.9% in 2014. According to the medium term program for the 2011-2013 period announced on October 11, 2010, the GDP is expected to grow by 4.5% in 2011 and the budget deficit to GDP ratio is expected to be 2.8% in 2011.

On December 21, 2011, the Assembly approved the Budget Law for 2012 (Law No. 6260). According to the budget law, budget expenditures in 2012 are expected to be TL350.9 billion, budget revenues in 2012 are expected to be TL329.8 billion and the total budget deficit in 2012 is expected to be TL21.1 billion.

On October 31, 2011, the Republic announced its 2012 financing program. According to the 2012 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL141.2 billion of debt in 2012, of which approximately TL122.0 billion is domestic debt and approximately TL19.1 billion is external debt. The total borrowing target for the Republic in 2012 is approximately TL111.4 billion of which approximately TL101.9 billion would consist of domestic borrowing and approximately TL9.5 billion would consist of external borrowings. Other sources of funds in 2012 will consist of cash primary surplus, revenues from privatization, transfers from the Unemployment Insurance Fund and the Savings Deposit Insurance Fund (“SDIF’’), receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL29.8 billion in total in 2012).

PRIVATIZATION

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

The companies with the highest bids for the tender of Bogaziçi Elektrik Dagitim A.Ş., Gediz Elektrik Dagitim A.Ş., Dicle Elektrik Dagitim A.Ş., Trakya Elektrik Dagitim A.Ş., Toroslar Elektrik Dagitim A.Ş., İstanbul Anadolu Yakasi Elektrik Dagitim A.Ş. and Akdeniz Elektrik Dagitim A.Ş. failed to meet the deadlines set by the Privatization Administration to conclude their respective sale agreements, despite the fact that the Privatization Administration had extended the deadlines twice. As a result, the Privatization Administration announced on July 26, 2011 that bidders who submitted the second highest bids for these companies will be invited to enter into the sales agreements. The deadline for these bidders to conclude their respective sales agreement was September 29, 2011. The deadline for execution of the respective sales agreements was rescheduled for December 30, 2011, provided that the tender guarantee was submitted by October 30, 2011. The Agreement for Trakya Elektrik Dağitim A.Ş. was signed on December 30, 2011. Toroslar Elektrik Dağitim A.Ş., Istanbul Anadolu Yakasi Elektrik Dağitim A.Ş. and Akdeniz Elektrik Dağitim A.Ş. failed to meet the required deadlines. Following Boğaziçi Elektrik Dağitim A.Ş.’s request for a further extension, a new deadline for execution of its sale agreement was set as March 30, 2012. On February 1, 2012, the Privatization Administration announced that since Boğaziçi Elektrik Dağitim A.Ş could not meet the deadline for submitting the bid security, the extension for executing the sale agreement was cancelled.

On August 25, 2011, the Privatization Agency announced tenders for the privatization of the Edirne-İstanbul-Ankara Motorway, the Pozanti-Tarsus-Mersin Motorway, the Tarsus-Adana-Gaziantep Motorway, the Toprakkale-İskenderun Motorway, the Gaziantep-Şanliurfa Motorway, the İzmir-Çeşme Motorway, the İzmir-Aydin Motorway, the İzmir and Ankara Ring Motorway, the Bosphorus Bridge and the Fatih Sultan Mehmet Bridge and the Ring Motorway, along with their respective connecting roads and service facilities, maintenance and operating facilities, fee collection centers and the other production and services facilities and other assets located on such motorways, as well as the construction, maintenance, repairs and operation of these motorways and bridges. These motorways and bridged are expected to be privatized through a transfer of operation rights for a period of 25 years. The deadline for submitting bids is May 17, 2012.

On March 21, 2011, the Privatization Administration announced the tender for the sale of a 100% stake in Hamitabat Elektrik Üretim Santrali (an electricity generation plant). Bidding was expected to close on June 27, 2011. On June 17, 2011, the Privatization Administration extended the deadline for submitting bids to July 28, 2011. On July 28, 2011, the Privatization Administration further extended the deadline for submitting bids to September 23, 2011. Privatization of Hamitabat Elektrik Üretim Santrali was cancelled on October 6, 2011.

On September 14, 2011, the Privatization Administration announced the tender for the privatization of both Portfolio B (the Elazig, Malatya, Erzincan and Elbistan sugar factories) and Portfolio C (the Kastamonu, Kirşehir, Turhal, Yozgat, Çorum and Çarşamba sugar factories) sugar companies. On November 11, 2011, six bids for the Portfolio C companies and seven bids for the Portfolio B companies were received. After final negotiations that took place on November 29, 2011, Kolin-Limak Ortak Girişim Grubu submitted the highest bid for Portfolio B companies at $266,000,000 and Ak-Can Şeker Sanayi ve Ticaret A.Ş submitted the highest bid for Portfolio C Companies at $656,000,000.

On October 19, 2011, the Privatization Administration announced the sale of 20% of the shares of JTI Central Asia LLP, an affiliate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises Inc. The deadline for submitting bids was February 2, 2012.

On October 21, 2011, the Privatization Administration extended the bidding deadline for the tender for the privatization of 80% of the shares in Başkent Natural Gas A.Ş., the second largest natural gas distribution company in Turkey, from October 31, 2011 to January 27, 2012. On January 24, 2012, the Privatization Administration extended this deadline to April 16, 2012.

On February 6, 2011 the Privatization Administration announced the sale of 10.32% of the shares of Petkim Petrokimya Holding A.Ş. The deadline for submitting bids is March 20, 2012.

BANKING SYSTEM

There have not been any bank takeovers during the recent global financial and economic crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankasi TAŞ. As of January 4, 2012, the SDIF had taken over 25 private banks since 1994.

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 16.46% and a relatively low non-performing loan ratio4 of 2.70% as of December 2011. On October 27, 2011, the Central Bank updated the reserve requirement ratios (the “RRRs” and each, an “RRR”) for Turkish Lira deposits for related maturities and set the range between 5-11%. In addition, the RRRs for foreign exchange (“FX”) deposits and liabilities were adjusted, on October 5, 2011 with a range set between 6-11% depending on maturity.

As of February 3, 2012, the RRRs for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts with a maturity less than 1 year were 11%. In addition, the RRR for FX liabilities with a maturity up to (and including) one year was 11%, the RRR for FX liabilities with a maturity of up to (and including) three years was 9%, and the RRRs for FX liabilities with a maturity of more than three years was 6%. As of February 3, 2012, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11% depending on maturity. Furthermore, RRRs were 11% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

On September 12, 2011, the Central Bank announced new facilities for required reserves. According to the Central Bank, up to 10% of reserve requirements for Turkish Lira liabilities can be maintained in US dollars and/or Euros and gold deposit accounts may be included in the coverage of the reserve requirements. On October 5, 2011, the Central Bank raised the upper limit for FX reserves that may be held to meet Turkish Lira reserve requirements from 10% to 20%. On October 27, 2011, the Central Bank further raised the upper limit to 40%.

On July 4, 2011 the Banking Regulation and Supervision Agency announced that the SDIF will control a 62.37% stake in Arap Turk Bankasi A.Ş., but will not receive dividend rights, as long as UN Security Council resolutions 1970 and 1973, and a related Turkish government decree, remain in effect. On November 25, 2011, the Central Bank of Turkey announced that it will publicly provide, on a regular basis, information regarding the planned amount of funding provided via one-week repo auctions in order to facilitate banks’ liquidity management and to assist them in estimating their total funding cost.

On October 27, 2011, the Banking Regulation and Supervision Agency announced that it had granted permission for the establishment of a new deposit taking bank with a minimum capital of TL$300 million to the Audi s.a.l – Audi Saradar Group based in Lebanon.

On November 29, 2011, the Central Bank announced that it will inform the public in advance of planned foreign exchange selling auctions. Moreover, on each business day, the Central Bank plans to announce on Reuters the total maximum amount that may be sold for the following two business days via foreign exchange

3 Regulatory capital/Total risk weighted items

4 Gross non-performing loans/Total cash loans

selling auctions. On December 26, 2011, the Central Bank announced, effective from December 27, 2011, the maximum amount that may be sold at the daily foreign exchange selling auctions is $1,350 million and the total maximum amount that will be sold over the following two business days is $1,700 million until the next Monetary Policy Committee Meeting. Notwithstanding the foregoing, except for extraordinary circumstances where the Central Bank deems it necessary for price and financial stability, only $50 million of any received offers will be accepted.

On December 27, 2011, the Central Bank increased the maturity of foreign exchange deposits that banks may borrow from the Central Bank within their borrowing limits in the Foreign Exchange Deposit Markets from 1 week to 1 month.

On December 28, 2011, the Central Bank announced that, in addition to the daily one-week repo auctions, the Central Bank will start holding one-month (4 weeks) repo auctions every Friday. The one-month repo auctions are to be held in the traditional auction method and each institution’s total bid amount are to be limited to an announced auction amount. Auctions commenced on December 30, 2011. For the period of December 30, 2011 to January 26, 2012, upper limits have been set as TL2.0 billion for the total funding through one-month auctions and TL3.0 billion for each week’s auction.

DEBT

The Central Government’s total domestic debt stock was approximately TL368.4 billion as of December 2011, compared to approximately TL352.8 billion as of December 2010. In December 2011, the average maturity of Turkey’s domestic borrowing was 24.3 months, compared to 52.9 months in December 2010. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 10.30% in December 2011, compared to 8.00% in December 2010.

The total gross outstanding external debt of the Republic was approximately $309.6 billion (at then-current exchange rates) at the end of the third quarter of 2011. The table below summarizes the gross external debt profile of the Republic.

Gross External Debt Profile (Million $)	2011 Q1	2011 Q2	2011 Q3
GROSS EXTERNAL DEBT	299,285	310,272	309,594
SHORT TERM	77,286	84,959	89,154
Public Sector	4,977	5,798	7,613
Central Bank	1,635	1,619	1,409
Private Sector	70,674	77,542	80,132
LONG TERM	221,999	225,313	220,440
Public Sector	88,547	89,524	87,534
Central Bank	10,633	10,528	9,270
Private Sector	122,818	125,261	123,636

Source: Undersecretariat of Treasury

Since January 1, 2011, the Republic has issued the following external debt:

•	$1 billion of global notes on January 12, 2011, which mature on January 14, 2041 and have a 6.000% annual interest rate.

•	¥180 billion of Samurai bonds on March 18, 2011 under the Japan Bank for International Cooperation guarantee, which mature on March 18, 2021 and have a 1.870% annual interest rate.

•	$1 billion of global notes on October 25, 2011, which mature on March 25, 2022 and have a 5.125% annual interest rate.

•	$1.5 billion of global notes on January 26, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

INTERNATIONAL RELATIONS

On October 12, 2011, the European Commission released the 2011 Progress Report assessing Turkey’s achievements towards accession into the EU over the prior twelve months. The Commission concluded that Turkey has made progress in meeting EU membership criteria; however, further progress is needed with respect to fundamental rights, particularly freedom of expression, where the number of court cases against writers and journalists and restrictions on internet access raised serious concerns. The report further stressed that Turkey continued to sufficiently fulfill the political criteria; the government commenced work on implementing the 2010 constitutional reform package and the parliamentary elections held in June 2011 opened the way for further constitutional reform. According to the report, Turkey continued improving its ability to take on the obligations of EU membership as progress was made in most areas, particularly company law, statistics and trans-European networks. However, further efforts towards alignment are needed in areas such as the environment, public procurement, freedom to provide services, social policy, employment and taxation. The report also stated that the pace of accession negotiations would gain new momentum if Turkey proceeded to the full implementation of its Customs Union obligations with the EU and made progress towards normalization of relations with the Greek Cypriot Administration.

On June 8, 2011, the legal framework for the Nabucco Pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East, was finalized with the signing of the Project Support Agreements (PSAs) between NABUCCO Gas Pipeline International GmbH and the responsible ministries of the five transit countries (Austria, Bulgaria, Hungary, Romania and Turkey).

On March 27, 2011, NATO ambassadors decided to take over control of all UN-mandated military operations in Libya, including any airstrikes that are carried out to protect civilians from Muammar Gaddafi’s troops. The operations are managed in part from NATO’s air base in Izmir, Turkey, with overall command in Naples, Italy, which already supervises the naval embargo operations.

On August 25, 2011, political directors of the Libya Contact Group met in Istanbul under the Co-Chairmanship of the Republic and Norway. Representatives from 28 countries and 7 international organizations, including the UN, the EU, NATO, the League of Arab States, the Organization of the Islamic Cooperation, the Gulf Cooperation Council and, as an invitee, the African Union, held talks on the recent developments in Libya. The participants welcomed the progress achieved by the Libyan people in building a free, united and democratic Libya. They also stressed the need for Muammar Gaddafi and his political associates to turn themselves in immediately in order to prevent further violence and destruction of the national infrastructure.

On November 2, 2011, Turkey hosted the “Istanbul Conference for Afghanistan,” which brought together two dozen countries as well as international organizations such as NATO, the EU and the UN, to promote regional cooperation in order to facilitate a smooth transition and ensure peace, welfare and prosperity in Afghanistan.

On November 30, 2011, the Minister of Foreign Affairs Ahmet Davutoglu announced measures vis-à-vis the Syrian Administration in close consultation with the Arab League in an effort to curtail the capacity of the Syrian administration to commit acts of violence against its citizens. The measures adopted include, among others, (i) suspending the High Level Strategic Cooperation Council mechanism until a democratic administration comes to power, (ii) imposing travel ban and asset-freeze measures against some members of the Syrian leadership who have been reportedly involved in incidents where excessive violence and illegal methods were used against civilians, (iii) freezing the financial assets of the Syrian Government in Turkey and (iv) ceasing transactions with the Syrian Central Bank.

On December 22, 2011, Turkey announced certain trade, military and political sanctions against France after the lower house of the French Parliament backed a bill that would make it a criminal offense to deny that Ottoman Turkey committed genocide against Armenians between 1915 and 1918. Among other measures, Turkey banned the French navy from using Turkey’s territorial waters and now requires the French air force to ask permission for use of Turkish airspace. Turkey also recalled its ambassador to France. On January 23, 2012, the General Assembly of the Senate of France adopted a law criminalising any challenge to genocide allegations regarding the events of 1915. Two separate appeals were subsequently lodged by French parliamentarians and senators with the French Constitutional Council to repeal the law.